

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-mail
Tim Taft
President and Chief Executive Officer
Fiesta Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

> **Re: Fiesta Restaurant Group, Inc.**
> **Form 10-12B**
> **Filed December 9, 2011**
> **File No. 001-35373**

Dear Mr. Taft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. Please be advised that your registration statement will automatically become effective 30 days after receipt by the Commission of a certification by a national securities exchange that the security has been approved by the exchange for listing and registration. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have outstanding comments. Please confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification.

2. We note that you intend to file several exhibits, such as the Separation and Distribution Agreement, Transition Services Agreement, and other agreements with Carrols

Restaurant Group, in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

3. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Exhibit 99.1

Market and Industry Data, page ii

4. We note you have relied upon reports from third party sources, including Technomic Information Services, for data. Please provide us with the relevant portions of the materials you cite.

Summary, page 1

Our Company, page 1

5. Please provide us with the basis for your belief that for each of your restaurant brands your average annual sales per restaurant are "among the highest in the quick-casual segment."

Industry Overview, page 3

6. Please disclose, if available, the annual restaurant sales for each of the years from 2000 through 2010 or remove references to compound annual growth rate. Revise the discussion on page 84 in this manner as well.

Our Competitive Strengths, page 3

7. Refer to the fourth and fifth subparagraphs under this section. Please revise to balance this disclosure by disclosing that you cannot provide assurances that you will be able to capitalize on the projected population growths.

Our Business Strategy, page 5

8. Refer to the last sentence of the second paragraph on page 5. Please revise to disclose the number of Pollo Tropical restaurants that you have upgraded for the referenced period.

9. Please disclose the anticipated timeframe for developing and expanding the elevated format for Taco Cabana outside of Texas.

10. Please revise the second paragraph on page 6 by briefly explaining why you franchise international locations and briefly describe the qualification criteria for prospective franchisees.

Corporate Information, page 6

11. Revise to also include the website address that you will use after the spin-off, if different.

Questions and Answers Relating to the Spin-Off, page 13

What is the reason for the spin-off?, page 13

12. Please balance the answer to this question by disclosing the key potentially negative factors discussed on page 44 of the information statement, including among other factors the potential disruptions to your business as a result of the spin-off, the loss of synergies of operating as one company, the loss of benefits due to economies of scale of being part of a larger company, and the potential costs associated with becoming a separate publicly-traded company.

13. In addition, please revise this question and answer to discuss why you have elected a spin-off rather than a sale or other alternatives.

Who will pay the separation costs?, page 15

14. Please quantify all separation costs expected to be incurred by you, to the extent material.

Risk Factors, page 21

15. Only material risks should be included in the risk factors. If a risk is not deemed material, it should not be referenced in this section. Please revise the second sentence of the introductory paragraph accordingly.

An increase in food costs could adversely affect our operating results, page 26

16. Please revise this risk factor by quantifying the price increases for chicken and other key commodities during 2011 and briefly describe how the rising costs in commodities have affected your business operations.

Our business is regional and we therefore face risks, page 28

17. We note that the restaurant industry has been affected by the economic downturn in the US. Revise to disclose in a separate risk factor the risks that you face due to the economic conditions and the related recent changes in consumer spending and eating habits. Revise the Restaurant Industry section as applicable.

<u>We currently share members of senior management and directors, page 31</u>

18. Please advise how you will address the potential conflicts of interest that may arise between you and Carrols Restaurant Group.

<u>Reasons for the Spin-off, page 42</u>

19. We note the disclosure that Carrols Restaurant Group "is one of the largest restaurant companies" in the US. Please revise to disclose whether you have considered volume or revenues in your determination.

<u>Unaudited Condensed Consolidated Pro Forma Financial Information, page 59</u>

20. We note from your disclosure that you previously entered into sale-leaseback transactions where Carrols either guaranteed your related lease payments on an unsecured basis or is the primary lessee on certain of your restaurant leases. Historically, you have recorded these leases as financing leases in your standalone consolidated financial statements because you consider Carrols to be a related party and, as such, there has been a form of continuing involvement under ASC 840-40, which precludes the use of sale/leaseback accounting for these leases. Further, we note that, as a result of the transaction, Carrols will no longer be considered a related party, and these leases will qualify for sale/leaseback accounting. Please confirm to us that, upon consummation of the transaction, you will retrospectively apply this change in accounting principle to all prior periods in accordance with ASC 250-10-05-2.

21. As a related matter, please revise your pro forma financial statements to include a pro forma presentation that considers this change in accounting principle. Refer to the guidance in SAB Topic 1(B)(2). As it appears this change in accounting principle will be applied retrospectively to all prior periods, please include pro forma income statements for all periods presented (i.e., three fiscal years and the most recent interim period) reflecting the accounting change. Pro forma adjustments for your recent refinancing transactions should be considered only in the pro forma financial statements for the most recent fiscal year and the most recent interim period.

<u>Management Information Systems, page 87</u>

22. Refer to the disclosure in the first paragraph on page 88. Please substantiate your claim that Carrols and your management information systems are more sophisticated than systems typically utilized by many small quick casual / quick service restaurants or remove the disclosure.

<u>Competition, page 93</u>

23. Please provide us with objective support for your assertion that Taco Cabana provides "superior service." Alternatively, remove such claim.

Management, page 95

Board of Directors, page 96

    24. Please revise each of your director biographies to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

                      Sincerely,

                      /s/ Loan Lauren P. Nguyen

                      Loan Lauren P. Nguyen
                      Special Counsel

cc: Wayne Wald, Esq.
        Akerman Senterfitt LLP